

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 3, 2008

Timothy G. Byrd, Sr., CEO
Adino Energy Corporation
2500 City West Boulevard, Suite 300
Houston, TX 77042

> **Re: Adino Energy Corporation**
> **Form 8-K filed March 18, 2008, Amended March 24, 2008**
> **File No. 333-74638**

Dear Mr. Byrd:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Chris White
Branch Chief